NO ACT

PE
11-28-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025129

JAN 06 2012

January 6, 2012

Donna Dabney
Alcoa Inc.
donna.dabney@alcoa.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-12

Re: Alcoa Inc.
Incoming letter dated November 28, 2011

Dear Ms. Dabney:

This is in response to your letter dated November 28, 2011 concerning the shareholder proposal submitted to Alcoa by Kenneth Steiner. We also have received letters from the proponent dated December 11, 2011, December 18, 2011, December 26, 2011, December 30, 2011, and January 5, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16***

January 6, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Alcoa Inc.
Incoming letter dated November 28, 2011

The proposal requests that the board take the steps necessary "in a more diligent manner" so that each shareholder voting requirement in Alcoa's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include proposals sponsored by Alcoa seeking approval of amendments to Alcoa's articles of incorporation. You also represent that the proposal would conflict directly with Alcoa's proposals. You indicate that inclusion of the proposal and Alcoa's proposals in Alcoa's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the proposal and Alcoa's proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Alcoa relies.

Sincerely,

Raymond A. Be
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

January 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 5 Rule 14a-8 Proposal**
**Alcoa Inc. (AA)**
**Simple Majority Vote Topic**
**Kenneth Steiner**

Ladies and Gentlemen:

This further responds to the November 28, 2011 company request to avoid this established rule 14a-8 proposal.

The "single, well-defined unifying concept" of the proposal is to seek transition to a simple majority vote standard. Shareholders should have a meaningful opportunity to vote on the "single, well-defined unifying concept" of simple majority vote. The company failed to provide any precedent where a rule 14a-8 simple majority voting proposal was purportedly determined to be numerous topics.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Donna C. Dabney <Donna.Dabney@alcoa.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Rule 14a-8 Proposal**
**Alcoa Inc. (AA)**
**Simple Majority Vote Topic**
**Kenneth Steiner**

Ladies and Gentlemen:

This further responds to the November 28, 2011 company request to avoid this established rule 14a-8 proposal.

The company does not address whether it is proper for the board of directors to recommend that shareholders approve company proposals, which the board intends to be failed proposals.

The board clearly intends for its proposals on this topic to fail year after year. For two consecutive years the company proposals on this topic obtained approximately the same level of failed vote and the company cited no change in its strategy in order to obtain a greater vote.

Alcoa Inc. (AA)
Proxy Year: 2011
Management Proposal Type: Supermajority Vote Elimination
VotesFor/VotesFor+Against: **95.94%**
VotesFor/Shares Outstanding: 70.32% [80%-needed]
**Failed**

Alcoa Inc. (AA)
Proxy Year: 2010
Management Proposal Type: Supermajority Vote Elimination
VotesFor/VotesFor+Against: **95.91%**
VotesFor/Shares Outstanding: 71.10% [80%-needed]
**Failed**

The company should address how it could possibly be proper for the board of directors to recommend that shareholders approve company proposals, which the board intends to be failed proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Donna C. Dabney <Donna.Dabney@alcoa.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

December 26, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Rule 14a-8 Proposal**
**Alcoa Inc. (AA)**
**Simple Majority Vote Topic**
**Kenneth Steiner**

Ladies and Gentlemen:

This further responds to the November 28, 2011 company request to avoid this established rule 14a-8 proposal.

In response to the failure of the company 2010 proposal on this topic, the company cited no corrective action it took to reverse the company 2010 failure.

And after the 2nd consecutive failure in 2011 the company made no promise to take any corrective action in response to the accumulating company failures on this proposal topic – thus setting up the 3rd consecutive company failure.

Apparently the company goal is to show that repeated dumb-failure pays off in avoiding a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Donna C. Dabney <Donna.Dabney@alcoa.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

December 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**Alcoa Inc. (AA)**
**Simple Majority Vote Topic**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the November 28, 2011 company request to avoid this established rule 14a-8 proposal.

Although the company has many objections, which are made obsolete by Staff Legal Bulletin No. 14B (CF), September 15, 2004, the company apparently has no objection to this text in the rule 14a-8 proposal:
"One could say that our management sabotaged its 2011 proposal on this topic. Our management spent our money to send out a 2011 special solicitation urging us to support their executive pay. This special solicitation could have easily included a few words asking shareholders to support this simple majority vote topic – but it blatantly did not."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Donna C. Dabney <Donna.Dabney@alcoa.com>

[AA: Rule 14a-8 Proposal, November 8, 2011]
**3* – Adopt Simple Majority Vote**

Shareholders request that our board take the steps necessary in a more diligent manner than in 2011 so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws. This includes a special solicitation focused to obtain the necessary votes. This special solicitation should at least be equal to the 2011 special solicitation our management conducted urging us to support their own executive pay.

This proposal topic won 74%-support for at our 2009 annual meeting and 95% support at our 2011 annual meeting. However our overwhelming 95%-support did not equal our archaic rule for an 80%-vote of all shares outstanding. Thus this proposal topic was incredibly not adopted in spite of our overwhelming support.

One could say that our management sabotaged its 2011 proposal on this topic. Our management spent our money to send out a 2011 special solicitation urging us to support their executive pay. This special solicitation could have easily included a few words asking shareholders to support this simple majority vote topic – but it blatantly did not.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this enhanced Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay with $13 million for our CEO Klaus Kleinfeld. Mr. Kleinfeld could obtain $25 million in the event of a change in control. CEO pay was only 53% incentive-based. Our one-year performance period for executive pay was the antithesis of the intended nature of long-term equity awards.

Directors Stanley O'Neal – former CEO of Merrill Lynch, with a $160 million Merrill Lynch golden parachute, and Patricia Russo, former CEO of Lucent, were from companies not known for their executive pay restraint and made up 50% of the membership for our Executive Pay Committee. Mr. O'Neal received our highest negative votes – 25%.

Judith Gueron had 23-years long tenure (independence concern) which potentially made her the least independent director to serve as our Lead Director.

We had no shareholder right to elect each director annually, no right to act by written consent or to call a special meeting, no cumulative voting and no independent Board Chairman.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

December 11 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Alcoa Inc. (AA)**
**Simple Majority Vote Topic**
**Kenneth Steiner**

Ladies and Gentlemen:

The company is essentially asking to scuttle this shareholder proposal by proposing to submit its third consecutive failed proposal for a shareholder vote in 3-years.

Does the company have a right to 3-years or maybe 5-years of its own failed proposals in order to scuttle this shareholder proposal? Is there no limit?

This information from The Corporate Library shows 2 consecutive company failures on this proposal topic in spite of 95%-votes:

Alcoa Inc. (AA)
Proxy Year: 2011
Management Proposal Type: Supermajority Vote Elimination
VotesFor/VotesFor+Against: **95.94%**
VotesFor/Shares Outstanding: 70.32% [80%-needed]
**Failed**

Alcoa Inc. (AA)
Proxy Year: 2010
Management Proposal Type: Supermajority Vote Elimination
VotesFor/VotesFor+Against: **95.91%**
VotesFor/Shares Outstanding: 71.10% [80%-needed]
**Failed**

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Donna C. Dabney <Donna.Dabney@alcoa.com>

ALCOA

**Alcoa**
390 Park Avenue
New York, New York 10022 USA

Donna Dabney
Vice President, Secretary
Corporate Governance Counsel

November 28, 2011

**VIA-EMAIL**
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Alcoa Inc.**
**Securities Exchange Act of 1934 - Rule 14a-8**
**Shareholder Proposal of Kenneth Steiner**

Ladies and Gentlemen:

Alcoa Inc., a Pennsylvania corporation ("Alcoa"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") that Alcoa intends to exclude from its proxy statement and form of proxy for its 2012 annual meeting of shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal and supporting statement (together, the "2012 Proposal") received from Kenneth Steiner, acting through John Chevedden (together, the "Proponent"), for the reasons described below. Alcoa respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Alcoa if it omits the 2012 Proposal from the 2012 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB 14D"), Alcoa is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. As notice of Alcoa's intention to exclude the 2012 Proposal from the 2012 Proxy Materials, a copy of this letter and its attachments is also being sent to the Proponent at the email address the Proponent has provided. In addition, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2012 Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Alcoa pursuant to Rule 14a-8(k) and SLB 14D. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Alcoa intends to file its definitive 2012 Proxy Materials with the Commission.

## THE 2012 PROPOSAL

The 2012 Proposal requests that Alcoa's Board of Directors adopt a simple majority vote standard. Specifically, the 2012 Proposal states:

> "RESOLVED, Shareholders request that our board take the steps necessary in a more diligent manner than in 2011 so that each shareholder voting requirement in our Charter and Bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal or a simple majority in compliance with applicable laws."

A copy of the 2012 Proposal and supporting statement, as well as any related correspondence from the Proponent, is attached to this letter as Exhibit A.

## GROUNDS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2012 Proposal may be excluded from the 2012 Proxy Materials in reliance on Rule 14a-8(i)(9) because it directly conflicts with proposals to be submitted by Alcoa to shareholders at the same meeting. The 2012 Proposal also may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, specifically Rules 14a-4(a)(3), 14a-4(b)(1) and 14a-9.

## ANALYSIS

**A. The 2012 Proposal May be Excluded under Rule 14a-8(i)(9) Because it Directly Conflicts with Alcoa's Proposals to be Submitted to Shareholders at the 2012 Annual Meeting.**

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting." In amending Rule l4a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

## **Background**

The essential objective of the 2012 Proposal is to create a "majority of the votes cast for or against" standard for all shareholder voting requirements impacting Alcoa that currently call for a greater than simple majority vote. The 2012 Proposal implicates three supermajority voting requirements in Alcoa's Articles of Incorporation (the "Articles"). There are no supermajority voting provisions in Alcoa's By-laws.

Alcoa's Board of Directors (the "Board") has unanimously adopted resolutions to approve and recommend to shareholders three amendments to the Articles to replace each of the three supermajority voting requirements in the Articles with a "majority of outstanding shares" standard.[1] The current supermajority provisions in the Articles and Alcoa's three proposed amendments to be presented in Alcoa's 2012 Proxy Materials ("Alcoa's Proposals") are as follows:

- *Fair Price Protection* – Article Seventh F of the Articles requires the affirmative vote of not less than 80% of the votes entitled to be cast by the holders of all the outstanding shares of voting stock, voting together as a single class, in order to amend or repeal or adopt provisions inconsistent with this article. This article provides that Alcoa may not knowingly engage in any share repurchases from an interested shareholder in excess of the fair market value of the shares without the affirmative vote of at least a majority of the outstanding shares exclusive of those owned by the interested shareholder. Alcoa intends to submit a proposal seeking an amendment to this Article Seventh F to reduce the voting requirement to require not less than 50% of shares outstanding to amend, repeal or adopt provisions inconsistent with this article.

---

[1] The Board unanimously adopted resolutions to replace the supermajority voting requirements in the Articles in January 2010 and Alcoa included three proposals seeking shareholder approval of these amendments to the Articles in its proxy statement and form of proxy for its 2010 annual meeting of shareholders. When the proposals did not receive the requisite shareholder votes, the Board approved including the proposals again in Alcoa's proxy statement and form of proxy for its 2011 annual meeting of shareholders. The proposals again failed to receive the requisite number of shareholder votes. The Board has approved including the proposals in the 2012 Proxy Materials.

- *Director Elections* – Article Eighth B of the Articles requires the affirmative vote of not less than 80% of the votes which all shareholders of the outstanding shares of capital stock of Alcoa would be entitled to cast in an annual election of directors, voting together as a single class, in order to amend or repeal or adopt provisions inconsistent with this article. This article provides processes and procedures related to the Board, including the process for determining the size of the Board, the classification of directors, nominations for the election of directors, removal of directors and filling vacancies on the Board. Alcoa intends to submit a proposal seeking an amendment to this Article Eighth B to reduce the voting requirement to require not less than 50% of shares outstanding to amend, repeal or adopt provisions inconsistent with this article.

- *Removal of Directors* – Article Eighth A(4) of the Articles provides that any director, class of directors or the entire Board may be removed from office at any time, with or without cause, if the shareholders entitled to cast at least 80% of the votes which all shareholders would be entitled to cast at an annual election of directors or of such class of directors shall vote in favor of such removal. Alcoa intends to submit a proposal seeking an amendment to this Article Eighth A(4) to reduce the voting requirement to remove directors to require at least 50% of the shares outstanding that shareholders would be entitled to cast at an annual election of directors.

**Discussion**

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9) with respect to proposals in which votes on both the shareholder proposal and the company's proposal could lead to an inconsistent, ambiguous or inconclusive result. Indeed, the Proponent submitted a substantially identical proposal in 2010 (the "2011 Proposal"), and the Staff confirmed that in reliance on Rule 14a-8(i)(9) Alcoa could exclude the 2011 Proposal from its materials for the 2011 annual meeting of shareholders in reliance on 14a-8(i)(9). *Alcoa Inc.* (Jan. 12, 2011).

There is nothing about the 2012 Proposal that distinguishes it from the 2011 Proposal in any material respect. Like the 2012 Proposal, the essential purpose of the 2011 Proposal was to create a "majority of the votes cast for or against" standard for all matters subject to shareholder vote that then called for a supermajority vote. The 2011 Proposal implicated the same three supermajority voting requirements contained in Alcoa's Articles described above as to which the Board had also unanimously adopted resolutions to approve and recommend to shareholders three amendments that were identical to Alcoa's Proposals – that is, amendments that would have replaced each of the three supermajority voting requirements in the Articles with a "majority of outstanding shares" standard. The Staff concurred that Alcoa could exclude the 2011 Proposal in reliance on Rule 14a-8(i)(9), noting Alcoa's representation that "the inclusion of the proposal and Alcoa's proposals in Alcoa's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the proposal and Alcoa's proposals were approved." This same problem would exist in the 2012 Proxy Materials if the 2012 Proposal were included therein. The 2012 Proposal clearly presents a direct conflict with Alcoa's Proposals.

The *Alcoa* letter is consistent with the Staff's positions in other cases in which shareholders have made proposals under circumstances substantially similar to the present case. *See, e.g., Del Monte Foods Co.* (June 3, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its supermajority provisions and adopt a majority of votes cast standard where the company planned to submit proposals to replace its supermajority provisions with a majority of shares outstanding standard); *See also Caterpillar Inc.* (March 30, 2010); *Allergan, Inc.* (Feb. 22, 2010) ("*Allergan*"); *The Walt Disney Company* (Nov. 16, 2009, *recon. denied* Dec., 17, 2009) (in each case, concurring with the exclusion of a shareholder proposal requesting that the company amend its supermajority provisions to adopt a majority of votes cast standard where the company planned to issue proposals amending the same provisions to adopt a majority of votes outstanding standard).

In *Allergan*, the Staff concurred in excluding a proposal that is substantially similar to the 2012 Proposal. There, the shareholder proposal requested that the board of directors take the steps necessary so that each shareholder voting requirement in Allergan's charter and bylaws that called for a greater than majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable law. At the time, Allergan had three supermajority provisions in its certificate of incorporation and none in its bylaws. In response to the shareholder proposal, Allergan expressed its intent to present proposals in its 2010 proxy materials to amend each of the three provisions implicated by the shareholder proposal. However, unlike the shareholder proposal which sought to amend these provisions to require a majority of votes cast standard, Allergan's proposals sought to amend the same provisions to require a majority of shares outstanding standard. Allergan stated that the inclusion of both the shareholder's proposal and Allergan's proposals in Allergan's proxy statement could lead to an inconsistent and ambiguous mandate from Allergan's shareholders. In particular, in the event of an affirmative vote on both the shareholder proposal and Allergan's proposals, the company would be unable to determine the voting standard that its shareholders intended to support. The Staff concurred with Allergan's position and permitted exclusion of the shareholder proposal in reliance on Rule 14a-8(i)(9), noting Allergan's representation that "submitting all of the proposals to a vote could result in inconsistent, ambiguous, or inconclusive results."

Much the same as the core facts of the *Allergan* matter, Alcoa's Articles include three supermajority vote provisions and Alcoa received a shareholder proposal requesting that the company amend these provisions to require a majority of votes cast standard. Also like *Allergan*, Alcoa's Board has approved three proposals it intends to present in the 2012 Proxy Materials to amend the three supermajority vote provisions in its Articles to replace them with a majority of shares outstanding standard. Consistent with the Staff's disposition of the 2011 Proposal in *Alcoa*, as well as its reasoning in *Allergan* and the other precedents cited above, Alcoa believes that the inclusion in the 2012 Proxy Materials of the 2012 Proposal calling for a majority of votes cast standard and Alcoa's Proposals calling for a majority of shares outstanding standard would present alternative and conflicting decisions for Alcoa's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if all of these proposals were approved. Alcoa would be unable to determine the voting standard that shareholders intended to support. In light of this direct conflict Alcoa respectfully submits that the 2012 Proposal is properly excludable from the 2012 Proxy Materials in reliance on Rule 14a-8(i)(9).

**B. The 2012 Proposal May be Excluded under Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules, Specifically Rules 14a-4(a)(3), 14a-4(b)(1) and 14a-9.**

Under Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. As discussed herein, the 2012 Proposal may be properly excluded under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, in particular, Rules 14a-4(a)(3) and 14a-4(b)(1).

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) requires that the form of proxy provide means by which the shareholders are "afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon." In adopting amendments to these rules in 1992, the Commission explained that the "amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote," and to prohibit "electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." Exchange Act Release No. 31326 (Oct. 16, 1992).

In connection with its proposal to amend its Articles to revise the voting requirements of the three supermajority voting provisions at its 2010 annual meeting of shareholders, Alcoa was advised, based on conversations by its counsel with the Staff, that it must separate each matter intended to be acted upon so that shareholders could communicate their approval or disapproval of each individual matter. This was the case notwithstanding the common theme underlying the proposed amendments – the elimination of supermajority provisions. The Staff reasoned that, notwithstanding this commonality, each of the supermajority provisions related to distinct substantive matters, which are detailed in Section A above, and therefore had to be presented separately in order to ensure a meaningful shareholder vote.[3]

We understand that, in the view of the Staff, shareholders could have different views about the desirability of eliminating supermajority voting provisions in each of these cases (the repeal of fair price protection, director elections, and the removal of directors). Alcoa therefore unbundled its proposed amendments to the Articles and presented them separately to permit shareholders to vote on each matter independently in the proxy materials for its 2010 and 2011 annual meetings of shareholders. This year, the Board has once again approved unbundling Alcoa's proposed amendments to the supermajority provisions of the Articles by presenting them as three separate proposals so shareholders can vote on each matter independently. Alcoa's unbundling is in contrast to the 2012 Proposal, which requires shareholders to make one vote to change the voting standards for all three distinct substantive matters.

Alcoa believes that the 2012 Proposal does not adhere to the Staff guidance discussed above and violates Rules 14a-4(a)(3) and 14a-4(b)(1) because it does not separate each matter to be voted on and, therefore, contrary to the Commission's intentions, does not afford shareholders the opportunity to

---

[3] Further, in advising other corporations to unbundle certain shareholder proposals, the Staff has cited the Division of Corporation Finance's September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations. These telephone interpretations suggest that certain revisions to a company's charter or by-laws should be unbundled under Rule 14a-4(a)(3) and set out as separate proposals.

communicate their views on each separate matter. The 2012 Proposal requests that the Board take the steps necessary so that each shareholder voting requirement affecting Alcoa that calls for a greater than simple majority vote, be changed to a majority of the votes cast. However, the 2012 Proposal does not differentiate among the various provisions that currently require a greater than simple majority vote. While shareholders may wish to amend the supermajority voting standard for certain provisions in the Articles, the same shareholders may not wish to amend the voting standards required for certain other provisions. The 2012 Proposal does not allow shareholders to make this choice as it requires an all or nothing decision. For example, shareholders may wish to amend the supermajority voting standard for the removal of directors, but may not wish to amend the voting standard for the repeal of fair price protection. Under the 2012 Proposal, shareholders would not have the opportunity to vote differently with respect to each of these matters.

The 2012 Proposal limits shareholders voting choices by requiring shareholders to cast one vote to amend the voting requirements for all supermajority vote provisions, despite the differing substantive issues raised and addressed by each provision. Alcoa therefore respectfully submits that the 2012 Proposal is contrary to Staff guidance and violates Rules 14a-4(a)(3) and 14a-4(b)(1).

**C. The 2012 Proposal May be Excluded under Rule 14a-8(i)(3) Because it Contains Materially False or Misleading Statements in Violation of Rule 14a-9.**

The 2012 Proposal may be properly excluded from the 2012 Proxy Materials because it contains materially false or misleading statements in violation of Rules 14a-9 and 14a-8(i)(3). As the Staff explained in Staff Legal Bulletin No. 14B (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal if, among other things, the company demonstrates objectively that a factual statement contained therein is materially false or misleading.

The 2012 Proposal states in part:

"RESOLVED, Shareholders request that our board take the steps necessary <u>in a more diligent manner than in 2011</u>..." (emphasis supplied).

The Proponent's statement that Alcoa did not exercise diligence to support its own proposals to eliminate the supermajority voting provisions is false, as well as inflammatory. Alcoa did exactly what should be expected of any company in similar circumstances: its Board approved the amendments to the Articles to eliminate supermajority voting provisions and recommended those amendments to shareholders in its 2011 proxy materials. In addition, in 2011 Alcoa incurred additional significant costs to obtain a list of non-objecting beneficial owners and paid for Alcoa's proxy solicitor to reach out to individual shareholders to "get out the vote" for the 2011 annual meeting. Alcoa also called its major institutional shareholders. Despite these additional efforts, support for elimination of the supermajority voting provisions declined from 2010 to 2011 from approximately 71% of shares outstanding to approximately 70% of shares outstanding .

The supporting statement for the 2012 Proposal asserts that "[t]his proposal topic won 74%-support for at our 2009 annual meeting and 95% support at our 2011 meeting." This statement is materially false in suggesting: (a) that shareholders were voting on the same proposal in 2009 as in 2011; (b) that a majority of votes cast was the appropriate standard for approval of elimination of the supermajority voting provisions; and (c) that support for elimination of the supermajority voting provisions had increased significantly from 2009 to 2011.

At Alcoa's 2009 annual meeting of shareholders, the Proponent submitted a precatory proposal calling for the elimination of supermajority provisions in the Articles and By-laws, whereas at the 2011 annual meeting, shareholders considered three separate company proposals to eliminate the supermajority voting provisions that address three substantively distinct matters – fair price protection, director elections and director removal for cause. It is false and misleading to suggest to shareholders that they were voting on the same "topic" given that the subject matter – and indeed, the number of proposals involved – was different.

Alcoa's 2011 proxy materials state that the vote must be calculated on the basis of the number of shares outstanding in accordance with the standard set forth in the Articles and as required under Pennsylvania law. Because the correct vote is readily calculable based on publicly available information (the 2011 proxy materials state the shares outstanding and Alcoa's Form 8-K, filed on May 11, 2011, reports the voting results), it is clear that the Proponent chose to ignore the correct voting standard and apply his own standard to arrive at a 95% approval figure. These misstatements are intentional and made with reckless disregard for the facts. A misstatement of this nature is clearly material, since it could have a significant influence on shareholder views about the 2012 Proposal.

The Proponent's later statement that "this proposal topic won from 74% to 88% support" at Alcoa and other companies is likewise false and misleading, or so vague as to be false and misleading. If, on the one hand, the Proponent is referring to the 2011 voting results, the statement is simply false since the voting results for each of the three company proposals in 2011 were below the low end of that range. If, on the other hand, the Proponent is referring to the original shareholder proposal in 2009, the statement is so vague as to be misleading, since the Proponent does not clarify that the 2009 proposal was distinct from Alcoa's proposals in 2011.

Alcoa also submits that the Proponent's statement that "this proposal topic was incredibly not adopted in spite of our overwhelming support" is materially misleading. Clearly the "proposal topic" did not attract "overwhelming support." The vote on each of the three amendments at the 2011 annual meeting fell more than 9 percentage points short of shareholder approval. Numerous shareholders affirmatively voted against the amendments recommended by Alcoa's Board – ranging from 29 million to more than 32 million – and it is patently misleading for the Proponent to suggest otherwise.

Finally – and again with reckless disregard for publicly available facts – the Proponent asserts that Mr. Stanley O'Neal is a member of Alcoa's Compensation and Benefits Committee. As has been disclosed by Alcoa in its proxy statements, Mr. O'Neal has never served on the Compensation and Benefits Committee since his election to the Alcoa Board in 2008.

In short, the Proponent's supporting statement is so riddled with intentionally false and misleading statements that it constitutes an abuse of the shareholder proposal process. Alcoa submits that the 2012 Proposal is subject to exclusion from the 2012 Proxy Materials in reliance on Rule 14a-8(i)(3) because it violates Rule 14a-9's prohibition against materially false or misleading statements.

Based on the foregoing, Alcoa respectfully requests that the Staff concur that it will take no action if Alcoa excludes the 2012 Proposal from its 2012 Proxy Materials.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc 390 Park Avenue, New York, New York 10022 (telephone 212 836 2688; fax 703 738 2457; email donna.dabney@alcoa.com), and thank you for your consideration.

Very truly yours,

Donna Dabney
Enclosures

Mr. Kenneth Steiner (with enclosures)
c/o John Chevedden

## EXHIBIT A

[Proposal, Supporting Statement and Related Correspondence]

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Klaus-Christian Kleinfeld
Chairman of the Board
Alcoa Inc. (AA)
201 Isabella St
Pittsburgh PA 15212
Phone: 412 553-4545
Fax: 412 553-4498
FX: 212-836-2807

Dear Mr. Kleinfeld,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

11-3-2011
Date

cc: Donna Dabney <donna.dabney@alcoa.com>
Vice President, Secretary
Mansi Arora <Mansi.Arora@alcoa.com>
FX: 412-553-4180

[AA: Rule 14a-8 Proposal, November 8, 2011]
**3* – Adopt Simple Majority Vote**

Shareholders request that our board take the steps necessary in a more diligent manner than in 2011 so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws. This includes a special solicitation focused to obtain the necessary votes. This special solicitation should at least be equal to the 2011 special solicitation our management conducted urging us to support their own executive pay.

This proposal topic won 74%-support for at our 2009 annual meeting and 95% support at our 2011 annual meeting. However our overwhelming 95%-support did not equal our archaic rule for an 80%-vote of all shares outstanding. Thus this proposal topic was incredibly not adopted in spite of our overwhelming support.

One could say that our management sabotaged its 2011 proposal on this topic. Our management spent our money to send out a 2011 special solicitation urging us to support their executive pay. This special solicitation could have easily included a few words asking shareholders to support this simple majority vote topic – but it blatantly did not.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this enhanced Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay with $13 million for our CEO Klaus Kleinfeld. Mr. Kleinfeld could obtain $25 million in the event of a change in control. CEO pay was only 53% incentive-based. Our one-year performance period for executive pay was the antithesis of the intended nature of long-term equity awards.

Directors Stanley O'Neal – former CEO of Merrill Lynch, with a $160 million Merrill Lynch golden parachute, and Patricia Russo, former CEO of Lucent, were from companies not known for their executive pay restraint and made up 50% of the membership for our Executive Pay Committee. Mr. O'Neal received our highest negative votes – 25%.

Judith Gueron had 23-years long tenure (independence concern) which potentially made her the least independent director to serve as our Lead Director.

We had no shareholder right to elect each director annually, no right to act by written consent or to call a special meeting, no cumulative voting and no independent Board Chairman.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:

*** FISMA & OMB Memorandum M-07-16 ***

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email** FISMA & OMB Memorandum M-07-16 ***

**Alcoa**
390 Park Avenue
New York, New York 10022 USA

Donna Dabney
Vice President, Secretary
Corporate Governance Counsel

November 10, 2011

***VIA OVERNIGHT MAIL AND EMAIL***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Alcoa Inc. (the "Company"), which received on November 8, 2011 the shareholder proposal you submitted on behalf of Kenneth Steiner entitled "Adopt Simple Majority Vote" for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. Steiner's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- If Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

The Division of Corporation Finance Securities and Exchange Commission Staff Legal Bulletin No. 14F (CF) dated October 18, 2011 provides that Mr. Steiner must obtain proof of ownership from a Depository Trust Company (DTC) participant. A copy of this Staff Legal Bulletin is attached for reference.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Alcoa Inc., 390 Park Avenue, New York, NY 10022-4608. Alternatively, you may transmit any response by facsimile to me at 703 738 2457.

If you have any questions with respect to the foregoing, please feel free to contact me at (212) 836-2688. For your reference, I also enclose a copy of Rule 14a-8.

Sincerely,

Donna Dabney

cc: Kenneth Steiner

Enclosures

## Rule 14a-8 -- Proposals of Security Holders

---

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied,

such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

---

**Note to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

---

**Note to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

---

**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

### Staff Legal Bulletin No. 14F (CF)

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

## Dabney, Donna C.

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Thursday, November 24, 2011 12:46 PM
**To:** Dabney, Donna C.
**Cc:** Arora, Mansi
**Subject:** Rule 14a-8 Proposal (AA) tdt
**Attachments:** CCE00006.pdf

Dear Ms. Dabney, Attached is the letter requested. Please let me know whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner

**TD Ameritrade**

November 22, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

| Post-it® Fax Note 7671 | Date 11-24-11 | # of pages ▶ |
|---|---|---|
| To Donna Dabney | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 412-553-4180 | Fax # | |

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 5,700 shares of the security General Electric (GE), 1,000 shares of Textron Inc. (TXT), 300 shares of Johnson & Johnson (JNJ), 1,000 shares of NYSE Euronext (NYX), and 8,700 shares of Alcoa Inc. (AA) in the TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 1, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Rebecca R. Melia

Rebecca R. Melia
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.



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